UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Caesars Acquisition Company

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

12768T103

(CUSIP Number)

Hamlet Holdings LLC c/o Apollo Management, L.P. 9 West 57th St., 41st Floor New York, New York 10019 Attn: John J. Suydam	Hamlet Holdings LLC c/o TPG Global, LLC 301 Commerce St., Suite 3300 Ft. Worth, Texas 76102 Attn: General Counsel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12768T103		13D

1	Names of Reporting Persons Hamlet Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 90,063,316 (See Items 3, 4 and 5)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 90,063,316 (See Items 3, 4 and 5)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,063,316 (See Items 3, 4 and 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 65.58% (See Item 5)

14	Type of Reporting Person OO

* The calculation is based on 137,341,569 shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Caesars Acquisition Company, a Delaware corporation (the “Issuer”), outstanding as of March 21, 2016 as reported by the Issuer in the Proxy Statement filed on the Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2016.

This Amendment No. 1 (this “Amendment”) to Schedule 13D supplements and amends the Statement on Schedule 13D filed on November 27, 2013 by Hamlet Holdings LLC (the “Original Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”).

Except as specifically provided herein, this Amendment supplements, but does not modify any of the disclosure previously reported in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended and supplemented by inserting the following:

On July 9, 2016, the Issuer and Caesars Entertainment entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”), which amended and restated the Agreement and Plan of Merger, dated as of December 21, 2014, entered into by the Issuer and Caesars Entertainment. Pursuant to which the Issuer will merge with and into Caesars Entertainment with Caesars Entertainment surviving as the surviving entity (the “Merger”).  In connection with the execution of A&R Merger Agreement, Caesars Entertainment, Holdings and for the limited purpose set forth therein, the Apollo Entities, the TPG Entities and the Co-Invest Entities entered into a Voting Agreement, dated as of July 9, 2016 (the “Merger Voting Agreement”), pursuant to which, Holdings has agreed that subject to the terms and conditions set forth in the Merger Voting Agreement, at any meeting of the stockholders of the Issuer or in any action by written consent, Holdings will vote or cause to be voted 90,063,316 shares of Class A Common Stock of the Issuer (the “Subject Shares”) (i) in favor of (a) the adoption of the plan of merger contained in the A&R Merger Agreement and approval of the Merger, (b) any proposal to adjourn any meeting of the stockholders of the Issuer to solicit additional proxies in favor of the adoption of the A&R Merger Agreement and approval of the Merger if there are not sufficient votes to adopt the A&R Merger Agreement and approve the Merger and (c) any other action,  proposal, transaction or agreement that would reasonably be expected to facilitate the timely consummation of the Merger that the board of directors of the Issuer has recommended that the Issuer’s stockholders vote in favor of; and (ii) against (x) any Acquisition Proposal (including any Superior Proposal) (as such terms are defined in the A&R Merger Agreement) and (y) any action, proposal, transaction or agreement that could reasonably be expected to (1) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or (2) change in any manner the voting rights of any class of shares of the Issuer or Caesars Entertainment, amend the organizational documents of the Issuer or Caesars Entertainment or otherwise amend the capital structure of the Issuer or Caesars Entertainment (in each case, other than pursuant to, the A&R Merger Agreement and the Merger).

In addition to the provisions related to the voting of the Subject Shares described above, pursuant to the Merger Voting Agreement, Holdings has agreed, among other things, (A) to not, and to cause the Members to not, solicit Acquisition Proposals or take certain other actions that would facilitate an Acquisition Proposal, (B) to waive any appraisal or rights to dissent from the Merger, (C) to not, and to cause the Members to not, grant or facilitate the granting of any proxy with respect to the Subject Shares, (D) to not, and to cause the Members to not, transfer or facilitate the transferring of the Subject Shares unless the transferee in such transfer agrees to be bound by the terms of the Merger Voting Agreement in the same manner as Holdings, and (E) to take, and to cause the Members to take, certain actions (and refrain from taking certain actions) in support of the Restructuring (as such term is defined in the A&R Merger Agreement).  The Merger Voting Agreement further provides that Holdings shall Transfer (as defined in the Merger Voting Agreement), or cause the Transfer of, all or any of the Subject Shares and to apply the proceeds of such sale to satisfy finally determined liability or finally determined damages of Holdings for breaches of the Merger Voting Agreement.

The Merger Voting Agreement and all obligations of Holdings thereunder, including, without limitation, the obligations to vote shares of Class A Common Stock of the Issuer described above, may be terminated by Holdings within five calendar days after it receives notice that the A&R Merger Agreement, the Original CEOC Plan or either RSA (as such terms are defined in the Merger Voting Agreement) has been amended in a manner that adversely affects the interests of Holdings; provided that Holdings may not terminate the Merger Voting Agreement if (a) it previously consented to any such amendment or (b) the CEC Special Committee (as defined in the A&R Merger Agreement) approved the applicable amendment to the A&R Merger Agreement, unless Holdings or any VoteCo Related Entity (as defined in the Merger Voting Agreement) is disproportionately adversely affected by such Amendment relative to the Issuer’s other stockholders, in which case Holdings does have a termination right.

The Merger Voting Agreement also automatically terminates immediately two business days after Holdings provides notice of termination to Caesars Entertainment after the occurrence of any of the following: (i) a CAC Adverse Recommendation Change prior to obtaining the CAC Requisite Vote (each term as defined in the A&R Merger Agreement), (ii) the termination of the CAC-VoteCo Agreement (as defined in the Merger Voting Agreement), (iii) the termination of the A&R Merger Agreement except to the extent such termination is caused by a material breach of the Merger Voting Agreement by Holdings, (iv) December 31, 2017, unless the failure of the Effective Time (as defined in the A&R Merger Agreement) by that date was caused by a breach of the Merger Voting Agreement by Holdings, and (v) the Effective Time.  The Merger Voting Agreement also terminates automatically two business days after the Issuer or the CAC Special Committee provides notice of termination to Holdings and Caesars Entertainment after the occurrence of an event described in clause (i) or (iii) of the immediately preceding sentence.  A termination of the Merger Voting Agreement does not relieve any party from liability for any willful breach of the Merger Voting Agreement prior to such termination and in furtherance of such, certain provisions survive the termination for such purpose until the later of four months following the termination or the final resolution of a formal claim for willful breach made during such four month period.

The Merger Voting Agreement contains customary representations and warranties of the parties and provides that the 3PBs (as defined in the Merger Voting Agreement) are third party beneficiaries of all or certain provisions of the Merger Voting Agreement.

The references to and descriptions of the Merger Voting Agreement and the A&R Merger Agreement  set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of each of the Merger Voting Agreement and the A&R Merger Agreement, which are included as Exhibit 6 and Exhibit 7 to this Amendment, respectively and are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

The second paragraph of Item 5 is deleted in its entirety and restated as follows:

“(a)-(b)  The following disclosure assumes that there are a total of 137,341,569 shares of Common Stock outstanding as of March 21, 2016 as reported by the Issuer in the Proxy Statement filed on the Schedule 14A filed with the Commission on March 24, 2016.”

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by incorporating by reference the information set forth in Item 4 of this Amendment.

Item 7.   Material to Be Filed as Exhibits.

1                                         Form of Irrevocable Proxy, dated as of October 21, 2013, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC (incorporated by reference to Exhibit 10.26 to the Issuer’s Amendment No. 4 to the Registration Statement on Form S-1, filed on October 11, 2013).

2                                         Omnibus Voting Agreement, dated as of October 21, 2013, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-Invest Hamlet Holdings B, LLC, Hamlet Holdings LLC, Caesars Entertainment Corporation and Caesars Acquisition Company (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed on October 24, 2013).

3                                         Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of October 21, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 24, 2013).

4                                         Certificate of Incorporation of Caesars Acquisition Company (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1, filed on May 10, 2013).

5                                         Registration Rights Agreement, dated as of October 21, 2013, by and among Caesars Acquisition Company, Caesars Growth Partners, LLC, HIE Holdings, Inc., Harrah’s BC, Inc., Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC and Co-Invest Hamlet Holdings B, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 24, 2013).

6                                         Voting Agreement, dated as of July 9, 2016, between Caesars Entertainment, Holdings, and for the limited purpose set forth therein, the Apollo Entities, the TPG Entities and the Co-Invest Entities (Incorporated by reference to Exhibit 10.1 of Caesars Entertainment Corporation’s Current Report on Form 8-K, filed on July 11, 2016).

7                                         Amended and Restated Agreement and Plan of Merger, between Caesars Acquisition Company and Caesars Entertainment Corporation, dated as of July 9, 2016 (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on July 11, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      July 11, 2016

HAMLET HOLDINGS LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley, as attorney-in-fact,
pursuant to the Power of Attorney granted to
Ms. Medley as set forth in the Remarks to
the Form 3 filed with respect to Harrah’s Entertainment Inc. by Hamlet Holdings LLC
on February 7, 2008, which is incorporated
by reference

INDEX TO EXHIBITS

Exhibit 1

Form of Irrevocable Proxy, dated as of October 21, 2013, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC (incorporated by reference to Exhibit 10.26 to the Issuer’s Amendment No. 4 to the Registration Statement on Form S-1, filed on October 11, 2013).

Exhibit 2

Omnibus Voting Agreement, dated as of October 21, 2013, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-Invest Hamlet Holdings B, LLC, Hamlet Holdings LLC, Caesars Entertainment Corporation and Caesars Acquisition Company (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed on October 24, 2013).

Exhibit 3

Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of October 21, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 24, 2013).

Exhibit 4	Certificate of Incorporation of Caesars Acquisition Company (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1, filed on May 10, 2013).

Exhibit 5

Registration Rights Agreement, dated as of October 21, 2013, by and among Caesars Acquisition Company, Caesars Growth Partners, LLC, HIE Holdings, Inc., Harrah’s BC, Inc., Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC and Co-Invest Hamlet Holdings B, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 24, 2013).

Exhibit 6

Voting Agreement, dated as of July 9, 2016, between Caesars Entertainment, Holdings, and for the limited purpose set forth therein, the Apollo Entities, the TPG Entities and the Co-Invest Entities (Incorporated by reference to Exhibit 10.1 of Caesars Entertainment Corporation’s Current Report on Form 8-K, filed on July 11, 2016).

Exhibit 7

Amended and Restated Agreement and Plan of Merger, between Caesars Acquisition Company and Caesars Entertainment Corporation, dated as of July 9, 2016 (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on July 11, 2016).